SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            FOR THE MONTH OF FEBRUARY
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


              (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                              Form 20-F x  Form 40-F
                                        -

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this Form is also thereby
                  furnishing the information to the Commission
                      pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes  No x
                                            -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

FOR FURTHER INFORMATION:

Juan Fonseca /  (52) 81 83 28 62 45 / juan.fonseca@femsa.com.mx
Alan Alanis / (52) 81 83 28 62 11 / alan.alanis@femsa.com.mx
Arturo Ballester / (52) 81 83 28 61 89 / arturo.ballester@femsa.com.mx



               Notice of Correction to FEMSA's Fourth Quarter 2002
                          Consolidated Income Statement

     Monterrey, Mexico (February 21, 2003) Fomento Economico Mexicano, S.A. de C.V. (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB) today communicated the existence of some minor clerical differences in the tables attached to their fourth quarter and full year 2002 report, filed and published on Wednesday, February 19, 2003.

     The differences are part of the Consolidated Income Statement for the Fourth Quarter 2002, and they have no impact on the reported EBIT or Net Income figures. They can be found in the table titled "Income Statement for the Fourth Quarter" on page 10 of the press release. We attach the table as reported, highlighting the figures that were incorrect, as well as the amended table with all the correct figures.



                                                 Income Statement
                                             For the fourth quarter of:
                                 Millions of year end pesos of December 31, 2002

                                                                                                               REPORTED
                         ----------------------------------------------------------------------------------------------
                              FEMSA         Coca-Cola         FEMSA           FEMSA         FEMSA          FEMSA
                             Cerveza          FEMSA          Empaques       Comercio*     Logistica     Consolidado
                         ----------------------------------------------------------------------------------------------
                           2002    2001    2002    2001    2002    2001    2002    2001   2002  2001    2002     2001
-----------------------------------------------------------------------------------------------------------------------
Net sales                5,104.2 5,190.8 4,478.5 4,268.4 1,707.5 1,544.1 3,400.8 2,812.2 347.4 375.5 13,554.0 12,720.0
Other revenues              66.9    34.6    28.8    30.9     5.2     2.8     0.0     0.2  (0.5)  2.1     61.0     36.0
-----------------------------------------------------------------------------------------------------------------------
Total revenues           5,171.1 5,225.4 4,507.3 4,299.3 1,712.7 1,546.9 3,400.8 2,812.4 346.9 377.6 13,615.0 12,756.0
Cost of good sold        2,249.3 2,232.7 2,127.0 1,938.3 1,313.6 1,220.7 2,446.3 2,076.0 303.3 333.8  6,905.0  6,298.0
-----------------------------------------------------------------------------------------------------------------------
Gross margin             2,921.8 2,992.7 2,380.3 2,361.0   399.1   326.2   954.5   736.4  43.6  43.8  6,710.0  6,458.0
-----------------------------------------------------------------------------------------------------------------------
Administrative expenses    522.6   528.3   366.6   333.8    53.9    40.0    76.8    57.2  14.3  31.9  1,132.9  1,083.2
Sales expenses           1,474.0 1,504.7   836.4   960.6   115.2    91.0   725.4   582.3   0.0   0.0  3,158.0  3,140.0
Management fee paid to
 Labatt                      0.0     0.0     0.0     0.0     0.0     0.0     0.0     0.0   0.0   0.0     29.0     31.7
Goodwill amortization        0.0     0.0     5.1    24.2     0.0     0.0     0.0     0.0   0.0   0.0      5.1     24.2
-----------------------------------------------------------------------------------------------------------------------
Operating expenses       1,996.6 2,033.0 1,208.1 1,318.6   169.1   131.0   802.2   639.5  14.3  31.9  4,325.0  4,279.0
-----------------------------------------------------------------------------------------------------------------------
Operating income           925.2   959.7 1,172.2 1,042.4   230.0   195.2   152.3    96.9  29.3  11.9  2,385.0  2,179.0
Participation in
 affiliated companies       58.2    35.3     0.0     0.0     0.0     0.0     0.0     0.0   0.0   0.0     58.0     36.0
-----------------------------------------------------------------------------------------------------------------------
Comparable EBIT            983.4   995.0 1,172.2 1,042.4   230.0   195.2   152.3    96.9  29.3  11.9  2,443.0  2,215.0
Management fee              96.6   105.5     0.0     0.0    26.0    23.1    26.2    48.5   0.0   0.0      0.0      0.0
-----------------------------------------------------------------------------------------------------------------------
Total EBIT                 886.8   889.5 1,172.2 1,042.4   204.0   172.1   126.1    48.4  29.3  11.9  2,443.0  2,215.0
-----------------------------------------------------------------------------------------------------------------------
Depreciation               265.2   229.9   116.5   151.4    83.8    57.7    26.4    22.8   8.0   9.3    496.1    469.7
Other non-cash charges     394.3   286.4    95.0   106.0    28.9    22.8    22.1    26.4   1.1   1.3    524.5    483.7
-----------------------------------------------------------------------------------------------------------------------
EBITDA                   1,546.3 1,405.8 1,383.7 1,299.8   316.7   252.6   174.6    97.6  38.4  22.5  3,463.6  3,168.4
-----------------------------------------------------------------------------------------------------------------------

Comparable
-----------------------------------------------------------------------------------------------------------------------
EBIT/Revenues               19.0    19.0    26.0    24.2    13.4    12.6     4.5     3.4   8.4   3.2     17.9     17.4
-----------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues             31.8    28.9    30.7    30.2    20.0    17.8     5.9     5.2  11.1   6.0     25.4     24.8
-----------------------------------------------------------------------------------------------------------------------

Total
-----------------------------------------------------------------------------------------------------------------------
EBIT/Revenues               17.1    17.0    26.0    24.2    11.9    11.1     3.7     1.7   8.4   3.2     17.9     17.4
-----------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues             29.9    26.9    30.7    30.2    18.5    16.3     5.1     3.5  11.1   6.0     25.4     24.8
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Capital Expenditures         894     874     557     310     106      24     123     485   225    10    1,867    1,696
-----------------------------------------------------------------------------------------------------------------------




                                                 Income Statement
                                             For the fourth quarter of:
                                 Millions of year end pesos of December 31, 2002

                                                                                                              CORRECTED

                         ----------------------------------------------------------------------------------------------
                              FEMSA         Coca-Cola         FEMSA           FEMSA         FEMSA          FEMSA
                             Cerveza          FEMSA          Empaques       Comercio*     Logistica     Consolidado
                         ----------------------------------------------------------------------------------------------
                           2002    2001    2002    2001    2002    2001    2002    2001   2002  2001    2002     2001
-----------------------------------------------------------------------------------------------------------------------
Net sales                5,104.2 5,190.8 4,478.5 4,268.4 1,707.5 1,544.1 3,400.8 2,812.2 347.4 375.5 13,554.0 12,720.0
Other revenues              66.9    34.6    28.8    30.9     5.2     2.8     0.0     0.2  (0.5)  2.1     61.0     36.0
-----------------------------------------------------------------------------------------------------------------------
Total revenues           5,171.1 5,225.4 4,507.3 4,299.3 1,712.7 1,546.9 3,400.8 2,812.4 346.9 377.6 13,615.0 12,756.0
Cost of good sold        2,249.3 2,232.7 2,127.0 1,938.3 1,313.6 1,220.7 2,446.3 2,076.0 303.3 333.8  6,905.0  6,298.0
-----------------------------------------------------------------------------------------------------------------------
Gross margin             2,921.8 2,992.7 2,380.3 2,361.0   399.1   326.2   954.5   736.4  43.6  43.8  6,710.0  6,458.0
-----------------------------------------------------------------------------------------------------------------------
Administrative expenses    522.6   528.3   366.6   333.8    53.9    40.0    76.8    57.2  14.3  31.9  1,132.9  1,083.2
Sales expenses           1,474.0 1,504.7   836.4   960.6   115.2    91.0   725.4   582.3   0.0   0.0  3,158.0  3,140.0
Management fee paid to
 Labatt                      0.0     0.0     0.0     0.0     0.0     0.0     0.0     0.0   0.0   0.0     29.0     31.7
Goodwill amortization        0.0     0.0     5.1    24.2     0.0     0.0     0.0     0.0   0.0   0.0      5.1     24.2
-----------------------------------------------------------------------------------------------------------------------
Operating expenses       1,996.6 2,033.0 1,208.1 1,318.6   169.1   131.0   802.2   639.5  14.3  31.9  4,325.0  4,279.0
-----------------------------------------------------------------------------------------------------------------------
Operating income           925.2   959.7 1,172.2 1,042.4   230.0   195.2   152.3    96.9  29.3  11.9  2,385.0  2,179.0
Participation in
 affiliated companies       58.2    35.3     0.0     0.0     0.0     0.0     0.0     0.0   0.0   0.0     58.0     36.0
-----------------------------------------------------------------------------------------------------------------------
Comparable EBIT            983.4   995.0 1,172.2 1,042.4   230.0   195.2   152.3    96.9  29.3  11.9  2,443.0  2,215.0
Management fee              96.6   105.5     0.0     0.0    26.0    23.1    26.2    48.5   0.0   0.0      0.0      0.0
-----------------------------------------------------------------------------------------------------------------------
Total EBIT                 886.8   889.5 1,172.2 1,042.4   204.0   172.1   126.1    48.4  29.3  11.9  2,443.0  2,215.0
                         ----------------------------------------------------------------------------------------------
Depreciation               265.2   229.9   116.5   151.4    83.8    57.7    26.4    22.8   8.0   9.3    501.0    475.7
Other non-cash charges     394.3   286.4    95.0   106.0    28.9    22.8    22.1    26.4   1.1   1.3    556.3    450.7
-----------------------------------------------------------------------------------------------------------------------
EBITDA                   1,546.3 1,405.8 1,383.7 1,299.8   316.7   252.6   174.6    97.6  38.4  22.5  3,500.3  3,141.4
-----------------------------------------------------------------------------------------------------------------------

Comparable
-----------------------------------------------------------------------------------------------------------------------
EBIT/Revenues               19.0    19.0    26.0    24.2    13.4    12.6     4.5     3.4   8.4   3.2     17.9     17.4
-----------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues             31.8    28.9    30.7    30.2    20.0    17.8     5.9     5.2  11.1   6.0     25.7     24.6
-----------------------------------------------------------------------------------------------------------------------

Total
-----------------------------------------------------------------------------------------------------------------------
EBIT/Revenues               17.1    17.0    26.0    24.2    11.9    11.1     3.7     1.7   8.4   3.2     17.9     17.4
-----------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues             29.9    26.9    30.7    30.2    18.5    16.3     5.1     3.5  11.1   6.0     25.7     24.6
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Capital Expenditures         894     874     557     310     106      24     327     485    20    10    1,875    1,712
-----------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                               By: /s/ Federico Reyes
                               ----------------------
                               Federico Reyes
                               Executive Vice President of Planning and Finance


Date:  February 24, 2003